Exhibit 99.1

Appendix 4C & Quarterly Business Update – December 2023

Launching our most comprehensive test and expanding into new global markets

Melbourne, Australia, 31 January 2024: Genetic Technologies Limited (ASX:GTG; NASDAQ:GENE, “Company”, “GTG”), a global leader in guideline-driven genomics-based testing in health, wellness and serious diseases, releases its Appendix 4C and Quarterly business update for the quarter ending 31 December 2023 (Q2 FY24).

Key highlights:

●	Cash Receipts totalling A$3.6m for the Qtr ending December 2023	●	Commenced Precision Medicine Pilot with the Gold Coast Private Hospital, a member of Healthscope.
● Receipts from customers A$1.85m
● R&D Tax Incentive of A$1.75 million received.

●	Appointment of 2 experienced commercial advisors to accelerate our Direct to Consumer (‘DTC’) plans for Genetype in the U.S., capitalising on the burgeoning consumer personalised health and wellness sector.	●	Expanding Global Footprint South East Asia. Discussions continue with potential partners to access Indonesia’s healthcare market, with the geneType Multi-Risk test

●	Record number of geneType tests processed, with six times more commercial samples received compared to the prior corresponding period.	●	Expanding Global Footprint UK. In April 2024 the Company’s branded tests are to be offered to subscribers of the UK National Pharmacies Association (NPA) via a targetted campaign.

●	Launched Hereditary Breast & Ovarian Cancer Risk Assessment Test (HBOC) via an exclusive Santa Monica event for a select group of clinicians.	●	Commenced Activities associated with CASSOWARY Trial. MRFF Grant named GTG as sole industry partner for the $2.4 million clinical trial. Results will inform how cancer risk is assessed and has the potential to reshape care in General Practice.

Commenting on the Company’s quarterly performance, Chief Executive Officer Simon Morriss said:

“In the past quarter, we achieved further significant milestones in the business starting with a record number of geneType test processed. Additionally, the team have successully recruited many new healthcare professionals, setting up a strong base for increased adoption of our tests in our key markets, Australia and the U.S. Other achievements include the launch of the geneType HBOC test in the U.S., continued partnering discussions for the the rapidly expanding healthcare sector in Indonesia and we are excited about the upcoming launch of our branded tests in the UK through the National Pharmacies Association (NPA).

“Locally our Precision Medicine Clinic pilot at Gold Coast Private Hospital (GCPH), a member of Healthscope, is getting under way utilising GTG’s geneType Multi Risk test combined with Pharmacogenomics (PGx) tests with the ultimate objective of improving outcomes for GCPH’s patients. Additionally, being named the sole industry partner for a Medical Research Future Fund (MRFF) Genomics Health Futures Mission Grant further underscores our commitment to groundbreaking research.

“Finally I want to thank our shareholders for their support at the 2023 Annual General meeting on the share consolidation and enhancing our ability to raise capital and pursue future growth opportunities”.

Genetic Technologies Limited	60-66 Hanover Street
www.geneType.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Operational Highlights

GeneType Tests

A record number of geneType tests were processed during the quarter, with a sixfold increase in commercial samples received in comparison to the prior quarter. The geneType sales team is on-boarding new Health Care Professionals (HCPs) on a weekly basis, providing a solid foundation for ongoing growth in adoption of geneType in the U.S. and Australia.

Launch of Comprehensive Hereditary Breast & Ovarian Cancer Risk Assessment Test

In November, the geneType Comprehensive HBOC test was launched to a selected group of clinicians at an exclusive launch event in Santa Monica, California, hosted by Dr Ora Gordon, the Medical Director of the Integrative Medicine & Genetics/Hereditary Cancer Prevention division of the Providence Medical Institute. Dr Gordon is one of GTG’s Clinical Advisors. Dr Gordon was supported at the launch by GTG’s Director of Medical & Scientific Affairs, Dr Erika Spaeth.

Exploring New Markets

South East Asia

Engagement continues with potential partners in the rapidly growing Indonesian healthcare market. Government spending in Indonesia’s healthcare sector is expected grow to US$78 billion by 20271. GTG anticipates executing a Memorandum of Understanding (MoU) in the coming months to cement a long-term partnership and expansion of the groundbreaking geneType Multi-Risk test in this key market.

United Kingdom

Launch of the Company’s branded tests, EasyDNA, Affinity DNA, and geneType, via a targeted campaign with U.K. National Pharmacies Association (NPA), will be launched in April 2024, providing unprecedented access to a wide range of critical tests to consumers in the UK via the NPA network.

Precision Medicine Pilot Partnership commences with The Gold Coast Private Hospital

The partnership with the Gold Coast Private Hospital (GCPH), a member of Healthscope, is an exciting initiative. The pilot is well underway with several patients already recruited for this ground-breaking study in preventative health. The goal of precision medicine is to target the right treatments to the right patients at the right time. Utilising GTG’s geneType Multi-test and Pharmacogenomics (PGx) tests is a major step in improving health outcomes for GCPH’s patients.

The partnership was initiated with a 50-patient pilot study to establish workflow and patient reporting, utilising geneType multi-risk test combined with PGx tests, provide a comprehensive wellness profile for GCPH patients. Positive outcomes from the study will enable the rollout of additional Precision Medicine Clinics throughout the Healthscope network. Healthscope is Australia’s only national private hospital operation and healthcare provider with a network of thirty-eight hospitals that service every state and territory with approximately 19,000 employees. GTG believes this is an exciting opportunity to prove the clinical and predictive utility of geneType.

1https://www.trade.gov/healthcare-resource-guide-indonesia#:~:text=2%20trillion%20(%2447.1%20billion,10.0%25%20in%20U.S.%20dollar%20terms.

Genetic Technologies Limited	60-66 Hanover Street
www.geneType.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

MRFF Grant

During the quarter, activities connected with the CASSOWARY Trial, a randomised controlled trial of the clinical utility and cost-effectiveness of a multi-cancer polygenic risk score in general practice, commenced. GTG were named as sole industry partner for a Medical Research Future Fund (MRFF) Genomics Health Futures Mission Grant supporting the trial. Results from the trial are expected to change the way risk is assessed and reshape the standard of care in general practice for serious disease. The trial results will inform future policy including the 5-year goal for the Australian Cancer Plan to use genomics for risk-stratified cancer screening. Six hundred patients from eight general practices across Victoria will be recruiting for participation in the trial. Patient recruitment and clinician selection for the pilot has commenced. GTG believes results from this trial will form an important step in introducing risk assessments test such as geneType into routine general practice.

Capital Management Initiatives

At the Company’s AGM shareholders approved by resolution the refreshing of the capacity to raise additional capital up to 15% of GTG’s existing capital, per the ASX listing rules.

During the quarter, a share consolidation of the ordinary shares was undertaken, based on one share for each parcel of one hundred shares held, reducing the total number of shares on issue from approximately 11.5 billion to approximately 115 million.

Connected with the listing of Genetic Technologies’ ADR on the NASDAQ in the United States, the Company submitted a F-3 shelf prospectus with the Securities and Exchange Commission (SEC). The prospectus was accepted by the SEC and became effective on 4 January 2024. The prospectus has a three-year life and provides a basis from which to raise capital from U.S. investors when required over the three-year period.

Section 8 of the Appendix 4C attached to this announcement provides a calculation of the estimated cash available for future operating activities. The calculation provides an estimate of the number of quarters of funding available. Based on the cash outflow from operating activities for the December quarter, the calculation indicates GTG has an estimated 3.4 quarters of cash to fund operations, see section 8.5. The calculation for the December quarter was skewed by the receipt of the R & D Tax Incentive refund. To support the Company’s continued investment in its core brands, GeneType, EasyDNA and AffinityDNA, and to secure further revenue growth, the Company will be undertaking capital raising initiatives in the near term. Further details of these initiatives will be provided to the market in the coming weeks.

Financial and Cashflow Overview

At the end of December 2023, GTG had A$3.7 million in cash and cash equivalents. Cash receipts from customers for the quarter were A$1.84 million and the Company received A$1.75 million from the R&D Tax Incentive refund for the 2023 financial year. Cash outflow for operating activities was A$1.14 million.

During the quarter, the Company made A$96k of payments to related parties of the entity, and their associates, disclosed at item 6.1 of the Appendix 4C. The payments related to director and consulting fees (inclusive of GST) on normal commercial terms.

Authorised for release by the Board of Genetic Technologies Limited

-END-

Genetic Technologies Limited	60-66 Hanover Street
www.geneType.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Enquiries

Investor Relations
Adrian Mulcahy
Automic Markets
M: +61 438 630 411
E: Adrian.mulcahy@automicgroup.com.au

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.geneType.com

Forward Looking Statements

This announcement may contain forward-looking statements about the Company’s expectations, beliefs or intentions regarding, among other things, statements regarding the expected use of proceeds. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by the Company with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of the Company’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. As forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause the Company’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements as detailed in the Company’s filings with the Securities and Exchange Commission and in its periodic filings with the ASX in Australia and the risks and risk factors included therein. In addition, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. The Company does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Genetic Technologies Limited	60-66 Hanover Street
www.geneType.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Appendix 4C

Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity

Genetic Technologies Limited

ABN	Quarter ended (“current quarter”)
17 009 212 328	31 December 2023

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	1,843	3,880
1.2	Payments for
	(a) research and development	(391)	(502)
	(b) product manufacturing and operating costs	(931)	(1,881)
	(c) advertising and marketing	(703)	(1,115)
	(d) leased assets	(86)	(173)
	(e) staff costs	(1,827)	(3,685)
	(f) administration and corporate costs	(866)	(2,460)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	82	119
1.5	Interest and other costs of finance paid	(2)	(2)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	1,748	1,748
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(1,133)	(4,071)

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	(7)	(28)
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-

ASX Listing Rules Appendix 4C (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

	Consolidated statement of cash flows	Current quarter $A’000	Year to date (6 months)$A’000
2.2	Proceeds from disposal of:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(7)	(28)

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	-	-
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	-	-
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	-	-

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	4,898	7,853
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(1,133)	(4,071)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(7)	(28)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	-	-
4.5	Effect of movement in exchange rates on cash held	(29)	(25)
4.6	Cash and cash equivalents at end of period	3,729	3,729

ASX Listing Rules Appendix 4C (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	1,229	1,898
5.2	Call deposits	2,500	3,000
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	3,729	4,898

6.	Payments to related parties of the entity and their associates	Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	96
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

During the quarter, the Company made payments to related parties of the entity and their associates as disclosed in Item 6.1 of the Appendix 4C amounting to $96k. The payments related to the director fees and consulting fees (inclusive of GST) on normal commercial terms.

7.

Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	188	54
7.4	Total financing facilities	188	54

7.5	Unused financing facilities available at quarter end		134

7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

1. Secured – Bank of America, US$25,000 facility with interest at 9.25% 2. Unsecured – National Australia Bank, $150,000 facility with interest at 15.5%

ASX Listing Rules Appendix 4C (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(1,133)
8.2	Cash and cash equivalents at quarter end (item 4.6)	3,729
8.3	Unused finance facilities available at quarter end (item 7.5)	134
8.4	Total available funding (item 8.2 + item 8.3)	3,863

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	3.4

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Answer: N/A

8.6.2 Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer: N/A

8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer: N/A

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	31 January 2024

Authorised by:	Tony Di Pietro
Company Secretary

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.

If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.